Yingli Green Energy Holding Co., Ltd.

英利绿色能源控股有限公司

3399 North Chaoyang Avenue

Baoding 071051, China

中国保定国家高新区朝阳北大街3399号（071051）

T +86 312 8929700

F +86 312 8929800

yingli@yingli.com

www.yinglisolar.com

September 7, 2016

VIA EDGAR

Amanda Ravitz, Assistant Director

Heather Percival, Senior Attorney

Geoff Kruczek, Senior Attorney

Office of Electronics and Machinery
Division of Corporation Finance

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Yingli Green Energy Holding Company Limited Form 20-F for the fiscal year ended December 31, 2015 Response Dated August 17, 2016 File No. 001-33469

Dear Ms. Ravitz, Ms. Percival and Mr. Kruczek:

Reference is made to the letter we received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated August 25, 2016 regarding the Annual Report on Form 20-F for the fiscal year ended December 31, 2015 (the “Form 20-F”) of Yingli Green Energy Holding Company Limited (the “Company”) and the Company’s response dated August 17, 2016 to the Staff’s comments on the Form 20-F.

We set forth below our response to the comment contained in the Staff’s letter. Capitalized terms used herein but not otherwise defined shall have the same meanings as such terms are used in the Form 20-F. For your convenience, we have reproduced the Staff’s comment in italicized boldface type below and keyed our response accordingly.

Cash Flows and Working Capital, page 107

1.	Please revise future filings, as applicable, to disclose your responses to prior comments 1 and 3. Please also expand your response to prior comment 3 to clarify whether the reduced credit terms are materially impacting your results of operations or liquidity, and, if so, revise your Form 20-F accordingly. Include in your response your analysis of the impact on your ability to satisfy your operating cash requirements in light of the reduced credit terms noted in your response.

The Company has duly noted the Staff’s comment and will disclose the Company’s responses to the Staff’s prior comments 1 and 3 in future filings, as applicable.

The Company respectfully advises the Staff that the Company does not believe the reduced credit terms granted by its suppliers have materially impacted, or are materially impacting, the Company’s results of operations or liquidity.

As disclosed in the Form 20-F, primarily due to the repayment of medium-term notes (the “MTNs”) of RMB1,849.7 million in 2015, the Company experienced tight operating cash flow and, as a result, the Company had to reduce the utilization rate of its production facilities, which caused substantial decrease in the Company’s PV module shipments and contributed to the substantial decrease in the Company’s net revenues and gross profit. See “Risk Factors - We require a significant amount of cash to fund our operations as well as meet our debt repayment obligations. If we cannot obtain additional financing and liquidity, our business, financial condition and results of operation will be materially and adversely affected. Certain financing activities may also dilute your equity interests in us and cause other material adverse effects on our financial condition and results of operations” on page 8 of the Form 20-F.

Due to the Company’s repayment of the MTNs and the decrease of the Company’s utilization rate of production facilities, PV module shipments, net revenues and gross profit described in the Form 20-F, the Company’s suppliers had increasing concerns over the Company’s liquidity and operations and shortened their credit terms granted to the Company, which in turn exerted additional pressure on the Company’s operating cash flow. As such, the Company believes the reduction of credit terms granted by its suppliers is only one of several secondary factors that collectively contributed to its tight operating cash flow while the primary factor is the repayment of the MTNs.

In order to counteract the impact of the above-mentioned factors that collectively adversely affected its operating cash flow, the Company adopted several measures. The Company selected more sales orders with full down payment. The Company further enhanced its collaboration with premium Chinese customers and secured over 280MW of full down payment orders from such Chinese customers in 2015. The Company successfully reduced its accounts receivables by RMB1,458.5 million in 2015 through enhanced collection efforts. The Company contracted with third parties to allow them operate the Company’s polysilicon ingot and wafer production facilities so as to increase utilization of the Company’s production facilities and generate more revenues that do not require substantial working capital. The Company also processed cells and PV modules as an Original Equipment Manufacturer (OEM) to increase the utilization of its production capacity. Through effective implementation of these measures, the Company successfully minimized the impacts of the above-mentioned factors (including reduced credit terms) that collectively adversely affected its operating cash flow and was able to maintain a positive net cash inflow from operating activities in 2015. This further supports the Company’s conclusion that the primary factor impacting the Company's liquidity in 2015 was repayment of the MTNs. The Company expects repayment of its outstanding debts (including, among others, RMB357 million of MTNs which became due on October 13, 2015, RMB1.4 billion of MTNs which became due on May 12, 2016, and RMB300 million of MTNs which will become due on May 3, 2017) will continue to be the most important factor affecting the Company’s ability to satisfy its operating cash requirements.

* * * * *

In responding to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Should you have any questions or wish to discuss the foregoing, please contact the undersigned by telephone at +86 (312) 8929-723.

Sincerely,

/s/ Yiyu Wang

Yiyu Wang

Chief Financial Officer

cc:	Daniel Fertig
Simpson Thacher & Bartlett LLP